                        FORT THOMAS FINANCIAL CORPORATION


                               1997 ANNUAL REPORT

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----


President's Letter to Stockholders....................................     1

Corporate Profile ....................................................     2

Selected Consolidated Financial Highlights............................     3

Management's Discussion and Analysis of Financial Condition
  and Results of Operations...........................................     4

Report of Independent Certified Public Accountants ...................    17

Consolidated Financial Statements.....................................    18

Stock Information ....................................................    50

Directors and Officers................................................    51

Banking Locations.....................................................    51

Stockholder Information...............................................    52

Dear Stockholders:

        Our third annual report covers the year ended September 30, 1997, a period of time which was highlighted by record net income, strong asset growth and continued quarterly dividend payments. Our fiscal 1997 results reflect management's efforts in leveraging our capital in order to maximize shareholder value.

FISCAL 1997 RESULTS

        Net income for fiscal 1997 amounted to $1.1 million or $.79 per share compared to $517,000 or $.35 per share for fiscal 1996. The $622,000 or 120.3% increase was primarily due to decreased operating expenses as a result of decreased compensation and employee benefit costs. In addition, net interest income, the Company's primary determinant of net income, increased due to an increase in the average interest rate spread to 3.31% for fiscal 1997 compared to 3.13% for fiscal 1996. The increase in the average interest rate spread was partially offset by a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities to 119.0% in fiscal 1997 from 130.8% in fiscal 1996 primarily due to the reduction in cash and other assets to pay the $4.00 per share special distribution in August 1996. We are also pleased to report that total assets increased during fiscal 1997 to $97.9 million at September 30, 1997 from $88.0 million at September 30, 1996. In addition, our strong capital base allowed us to repurchase 5% of our outstanding common stock during 1997.

OUTLOOK

        Since our conversion,we have taken action to increase the value of your investment, including the $4.00 special distribution and the 5% stock repurchase, and we intend to continue to explore other means to enhance your value as a shareholder. We were pleased with loan demand in fiscal 1997 and look forward to further growth in our loan portfolio in 1998. Overall, we are encouraged by our progress to date and look forward to building on this success in the future.

        I would like to thank our directors, officers and employees for their continued service and dedication to the Company. I would also like to thank you as a stockholder for your confidence in Fort Thomas Financial Corporation.

                                                      Sincerely,




                                                      Larry N. Hatfield
                                                      President

                                CORPORATE PROFILE

        Fort Thomas Financial Corporation (the "Company") was incorporated in March 1995 under Ohio law for the purpose of acquiring all of the capital stock issued by Fort Thomas Federal Savings and Loan Association in connection with its conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings bank (the "Conversion"). The Conversion was consummated on June 27, 1995 and, as a result, the Company became a unitary savings and loan holding company for its wholly owned subsidiary, Fort Thomas Savings Bank, F.S.B. (the "Savings Bank"). The Company has no significant assets other than the shares of the Savings Bank's common stock acquired in the Conversion, the loan to the Employee Stock Ownership Plan ("ESOP") and that portion of the net proceeds of the Conversion retained by the Company, and has no significant liabilities.

        The Savings Bank is a federally chartered stock savings bank conducting business from two full-service offices located in Campbell County, Kentucky. The Savings Bank is a community oriented savings bank which has traditionally offered a wide variety of savings products to its retail customers while concentrating its lending activities on real estate loans secured by one-to-four family residential properties located in Campbell County, Kentucky and surrounding counties in northern Kentucky. To a lesser extent, the Savings Bank also focuses its lending activities on multi-family, residential real estate loans, and land and construction loans. The Savings Bank also invests in securities which are issued by United States government and agency securities.

        The Company's and the Savings Bank's principal offices are located at 25 North Fort Thomas Avenue, Fort Thomas, Kentucky 41075, and their telephone number is (606) 441-3302.

                   SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS

                                                                       At or for the Year Ended September 30,
                                              --------------------------------------------------------------------------------------

                                                  1997             1996                1995                1994             1993
                                              -----------     -------------        -------------       -------------     -----------
                                                                               (Dollars in Thousands)

SELECTED FINANCIAL DATA:
Total assets                                    $97,873           $88,013              $86,214           $70,577           $69,043
Loans receivable, net                            88,452            77,987               71,156            64,585            61,586
Investment and mortgage-backed securities         3,788             4,813                5,973             2,606             4,584
Deposits                                         71,858            63,731               59,998            55,127            56,041
Borrowed funds                                    8,846             6,754                3,651             7,587             6,000
Stockholders' equity                             15,786            15,921               21,790             7,178             6,298

SELECTED OPERATING DATA:
Interest income                                   7,970             7,285                6,251             5,502             5,632
Interest expense                                  4,138             3,517                3,182             2,587             2,737
                                                  -----            ------               ------             -----             -----
Net interest income                               3,832             3,768                3,069             2,915             2,895
Provision for loan losses                           137               125                   25               135                30
                                                 ------            ------               ------             -----            ------
Net interest income after provision
  for loan losses                                 3,695             3,643                3,044             2,780             2,865
Other income                                        268               177                  161               177               178
Other expenses                                    2,237             3,028                1,784             1,620             1,552
                                                 ------            ------               ------             -----            ------
Income before income taxes                        1,726               792                1,421             1,337             1,491
Income tax                                          587               275                  460               456               483
                                                -------            ------               ------             -----           -------
Net income                                     $  1,139           $   517              $   961            $  881          $  1,008
                                                =======            ======               ======             =====           =======

SELECTED OPERATING RATIOS(1):
Average interest rate spread(2)                    3.31%             3.13%                3.49%             3.97%             4.00%
Net interest margin(2)                             4.19              4.39                 4.11              4.33              4.39
Ratio of average interest-earning assets to
  average interest-bearing liabilities           119.34            130.80               114.53            109.38            109.23
Return on average assets                           1.21               .59                 1.25              1.28              1.53
Return on average equity                           7.26              2.54                 9.55             14.29             19.07

ASSET QUALITY RATIOS(3):
Nonperforming assets as a percent of
  total assets(4)                                  1.98%             1.34%                1.44%             2.01%             2.08%
Allowance for loan losses as a
  percent of total loans                            .53               .45                  .32               .35               .18
Allowance for loan losses as a
  percent of nonperforming loans                  24.57             31.02                19.20             16.43              8.00

CAPITAL RATIOS(3):
Tangible capital ratio                            16.94%            19.04%               19.38%            10.19%             9.21%
Core capital ratio                                16.94             19.04                19.38             10.19              9.21
Risk-based capital ratio                          24.32             29.90                31.64             17.71             16.13


------------------------------------


(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(2) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

(3) Asset Quality Ratios and Capital Ratios are end of period ratios. Capital Ratios reflect the Savings Bank's capital ratios calculated under regulations of the Office of Thrift Supervision ("OTS").

(4) Nonperforming assets consist of nonperforming loans and real estate owned ("REO"). Nonperforming loans consist of non-accrual loans and accruing loans 90 days or more overdue, while REO consists of real estate acquired through foreclosure.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

        Management's discussion and analysis of results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and the other sections contained in this Annual Report.

        The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The Company's results of operations also are affected by the provision for loan losses, resulting from management's assessment of the adequacy of the allowance for loan losses; the level of its other income; the level of its other expenses; and income tax expense.

        Net income for fiscal 1997, 1996 and 1995 amounted to $1.1 million, $517,000 and $961,000, respectively. Net income during such periods primarily resulted from net interest income, which amounted to $3.8 million, $3.8 million and $3.1 million, respectively, for fiscal 1997, 1996 and 1995. Net interest income is determined by the interest rate spread and the amount of interest-earning assets and interest-bearing liabilities. During fiscal 1997, 1996 and 1995, the Savings Bank's average interest rate spread was 3.31%, 3.13%, and 3.49%, respectively. In addition, at September 30, 1997, 1996 and 1995, the ratio of interest-earning assets to interest-bearing liabilities amounted to 119.34%, 130.80% and 114.53%, respectively.

        In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and market interest rates generally and in the Company's market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

1. Management's determination of the amount of and adequacy of the allowance for loan losses;
2.      The effect of changes in interest rates; and
3. Management's opinion as to the effects of recent accounting pronouncements on the Company's consolidated financial statements.

ASSET AND LIABILITY MANAGEMENT

        The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income, and during a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of September 30, 1997, the Savings Bank estimates that the ratio of its one-year gap to total assets was approximately a positive 3.5% and its ratio of interest-earning assets to interest-bearing liabilities maturing or repricing in one year was 106.7%.

        In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Company's results of operations, the Savings Bank's management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Savings Bank's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of emphasizing investment in adjustable-rate mortgage loans ("ARMs").

        The Savings Bank focuses its lending activities on the origination of one and three-year ARMs. Although adjustable-rate loans involve certain risks, such loans decrease the risks associated with changes in interest rates. As a result of the Savings Bank's efforts, as of September 30, 1997, $55.1 million or 74.1% of the Savings Bank's portfolio of one-to-four family residential mortgage loans consisted of ARMs.

        With respect to liabilities, the Savings Bank prices deposit accounts based upon competitive factors. Pursuant to this policy, the Savings Bank has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market except upon specific occasions to control deposit flow or when market conditions have created opportunities to attract longer-term deposits. In addition, the Savings Bank does not pursue an aggressive growth strategy which would force the Savings Bank to focus exclusively on competitors' rates rather than affordability. This policy has assisted the Savings Bank in controlling its cost of funds.

NET PORTFOLIO VALUE

        Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Savings Bank's portfolio equity and the level of net interest income on a quarterly basis. The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Although the Savings Bank is not presently subject to the interest rate risk component of the risk-based capital rules, the maturity/rate data is voluntarily submitted to the OTS so that management remains aware of the potential impact of interest rate changes as reported quarterly by the OTS in its interest rate risk exposure report. Utilizing this measurement concept, at September 30, 1997, there would have been a decrease in the Savings Bank's NPV of approximately 5.0% of the present value of its assets, assuming a 200 basis point increase in interest rates.

        The following table presents the Savings Bank's net portfolio value ("NPV") and the ratio of NPV to the present value ("PV") of assets as of September 30, 1997, as calculated by the OTS, based on information provided to the OTS by the Savings Bank.

                                                    Net Portfolio Value
--------------------------------------------------------------------------------------------------------------------------
                                                        Estimated
       Change in                                        NPV As A %
    Interest Rates             Estimated                 of PV of                   Amount
    (basis points)                NPV                     Assets                   of Change                 Percent
--------------------      --------------------      --------------------      --------------------      ------------------
                                                    (Dollars in Thousands)

             +400               $15,146                     16.17%                 $(3,511)                    (20)%
             +300                16,541                     17.27                   (2,116)                    (11)
             +200                17,673                     18.09                     (984)                     (5)
             +100                18,400                     18.55                     (257)                     (1)
               --                18,657                     18.60                       --                      --
             -100                18,515                     18.32                     (142)                     (1)
             -200                18,417                     18.06                     (240)                     (1)
             -300                18,542                     17.99                     (115)                     (1)
             -400                18,876                     18.07                      220                       1

CHANGES IN FINANCIAL CONDITION

        GENERAL. The Company's assets increased from $88.0 million at September 30, 1996 to $97.9 million at September 30, 1997, an increase of $9.9 million or 11.2%. Loans receivable, net increased $10.5 million or 13.4% from $78.0 million at September 30,1996 to $88.5 million at September 30, 1997. Such increase, which was primarily funded by an increase in deposits and borrowed funds, resulted primarily from an increase in single-family loan originations.

        Total liabilities increased $10.0 million or 13.9% between September 30, 1996 and September 30, 1997 due primarily to an increase in deposits of $8.1 million or 12.8% and an increase in borrowed funds of $2.1 million or 31.0%.

        Stockholders' equity decreased $135,000 from $15.9 million, or 18.1% of total assets, at September 30, 1996 to $15.8 million, or 16.1% of total assets, at September 30, 1997. Such decrease was primarily due to $1.1 million of stock repurchases and $452,000 in dividends which were partially offset by net income of $1.1 million.

AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID

        The following average balance sheet table sets forth for the periods indicated, information on the Company regarding: (i) the total dollar amounts of interest income on interest-earning assets and the resulting average yields;
(ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iii) net interest income; (iv) interest rate spread; (v) net interest-earning assets (interest-bearing liabilities); (vi) the net yield earned on interest-earning assets; and (vii) the ratio of average interest-earning assets to average interest-bearing liabilities. Information is based on average monthly balances during the periods presented.

                                                                                            Year Ended September 30,
                                         At September 30, -------------------------------------------------------------------
                                               1997                  1997                                1996
                                         ---------------- ------------------------------   ----------------------------------
                                                           Average             Average     Average                  Average
                                            Yield/Rate     Balance  Interest  Yield/Rate   Balance      Interest   Yield/Rate
                                         ---------------- --------- --------  ----------   -------      --------   ----------
                                                                                     (Dollars in Thousands)
Interest-earning assets:
  Total loans, net(1)                          8.58%       $83,912    $7,499      8.94%    $73,875      $ 6,576        8.90%
  Mortgage-backed securities                   6.30            795        50      6.29         910           54        5.94
  Investment securities                        6.49          3,898       254      6.52       5,293          342        6.46
 Other interest-earning assets                 5.72          2,932       167      5.70       5,829          313        5.37
                                               ----         ------    ------      ----      ------       ------      ------
  Total interest-earning assets                8.38         91,537     7,970      8.71      85,907        7,285        8.48
                                               ----         ------     -----      ----      ------       ------      ------
Noninterest-earning assets                                   2,269                           1,782
                                                            ------                          ------
    Total assets                                            93,806                          87,689
                                                            ------                          ------
Interest-bearing liabilities:
  Savings deposits                             2.59         13,451       352      2.62      13,391          349        2.61
  Other time deposits                          6.03         54,312     3,263      6.01      48,096        2,939        6.11
  Borrowed funds                               5.76          8,937       523      5.85       4,191          229        5.46
                                               ----         ------     -----      ----      ------       ------      ------
    Total interest-bearing liabilities         5.44         76,699     4,138      5.40      65,678        3,517        5.35
                                               ----         ------     -----      ----      ------       ------      ------
Noninterest-bearing liabilities                              1,428                           1,642
                                                            ------                          ------
    Total liabilities                                       78,127                          67,320
                                                            ------                          ------
Stockholders' equity                                        15,679                          20,369
                                                            ------                          ------
    Total liabilities and equity                            93,806                          87,689
                                                            ------                          ------
Net interest-earning assets                                $14,837                         $20,229
                                                            ======                          ======
Net interest income/interest rate spread      2.94%                   $3,832     3.31%                  $ 3,768       3.13%
                                              ====                     =====     ====                    ======     ======
Net interest margin(2)                        3.81                               4.19%                                4.39%
                                              ====                               ====                               ======
Ratio of average interest-earning assets
 to average interest-bearing liabilities                                       119.34%                              130.80%
                                                                               ======                               ======

                                                        ---------------------------------------
                                                                        1995
                                                        ---------------------------------------
                                                          Average                    Average
                                                          Balance     Interest      Yield/Rate
                                                        ----------    --------     ------------
Interest-earning assets:
  Total loans, net(1)                                     $67,248       $5,800          8.62%
  Mortgage-backed securities                                  130           11          8.46
  Investment securities                                     3,320          158          4.76
 Other interest-earning assets                              3,989          282          7.07
                                                           ------        -----        ------
  Total interest-earning assets                            74,687        6,251          8.37
                                                           ------        -----        ------
Noninterest-earning assets                                  2,095
                                                           ------
    Total assets                                           76,782
                                                           ------
Interest-bearing liabilities:
  Savings deposits                                         15,356          450          2.93
  Other time deposits                                      42,205        2,293          5.43
  Borrowed funds                                            7,651          439          5.74
                                                           ------        -----        ------
    Total interest-bearing liabilities                     65,212        3,182          4.88
                                                           ------        -----        ------
Noninterest-bearing liabilities                             2,095
                                                           ------
    Total liabilities                                      67,307
                                                           ------
Stockholders' equity                                       10,063
                                                           ------
    Total liabilities and equity                           76,782
                                                           ------
Net interest-earning assets                               $ 9,475
                                                           ======
Net interest income/interest rate spread                                $3,069         3.49%
                                                                         =====       ======
Net interest margin(2)                                                                 4.11%
                                                                                     ======
Ratio of average interest-earning assets
 to average interest-bearing liabilities                                             114.53%
                                                                                     ======
----------------

(1)     Total loans, net include nonaccruing loans.
(2) Net interest margin is net interest income divided by interest-earning assets.

                                        8

RATE/VOLUME ANALYSIS

        The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Savings Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.


                                                                          Year Ended September 30,
                                             ---------------------------------------------------------------------------------------

                                                             1997 vs. 1996                               1996 vs. 1995
                                             ------------------------------------------    -----------------------------------------

                                                     Increase                                      Increase
                                                 (Decrease) Due To                            (Decrease) Due to
                                             -------------------------                     ------------------------

                                                                          Total Increase                             Total Increase
                                                Rate          Volume        (Decrease)       Rate          Volume       (Decrease)
                                             -----------    ----------    --------------   ---------    -----------  ---------------
                                                                                                      (In Thousands)

Interest-earnings assets:
  Total loans receivable, net                  $    31        $   892        $   923        $   311        $   465        $   776
  Mortgage-backed securities                         2             (6)            (4)            (1)            44             43
  Investment securities                              6            (94)           (88)            69            115            184
  Other interest-earning assets                     10           (156)          (146)           (34)            65             31
                                               -------        -------        -------        -------        -------        -------
    Total interest-earning assets                   49            636            685            345            689          1,034
                                               -------        -------        -------        -------        -------        -------

Interest-bearing liabilities:
  Savings deposits                                   2              1              3            (48)           (54)          (102)
  Other time deposits                              (25)           349            324            306            341            647
  Borrowed funds                                    81            213            294            (20)          (190)          (210)
                                               -------        -------        -------        -------        -------        -------
    Total interest-bearing liabilities              58            563            621            238             97            335
                                               -------        -------        -------        -------        -------        -------
Increase (decrease) in net interest income     $    (9)       $    73        $    64        $   107        $   529        $   699
                                               =======        =======        =======        =======        =======        =======

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND 1996

        GENERAL. The Company's net income amounted to $1.1 million or $.79 per share for fiscal 1997 compared to $517,000 or $.35 per share for fiscal 1996. The increase of $622,000 or 120.3% in net income for fiscal 1997 was primarily due to a decrease in federal insurance premiums as well as an increase in net interest income and other income.

        NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income increased $64,000 or 1.7% to $3.8 million for fiscal 1997 compared to fiscal 1996. The increase in the average interest rate spread to 3.31% for fiscal 1997 compared to 3.13% for fiscal 1996 was substantially offset by a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities to 119.34% for fiscal 1997 from 130.80% for fiscal 1996. The net interest margin for fiscal 1997 was 4.19% compared to 4.39% for fiscal 1996.

        INTEREST INCOME. Interest income amounted to $8.0 million for fiscal 1997, an increase of $685,000 or 9.4% compared to interest income of $7.3 million for fiscal 1996. Such increase was primarily due to an increase in interest income on loans as a result of an increase in the average balance of loans and, to a lesser extent, an increase in the average yield earned on such assets. The average balance of loans receivable increased $10.0 million or 13.6% to $83.9 million for fiscal 1997 compared to $73.9 million for fiscal 1996. In addition, the average yield earned on such assets increased to 8.94% for fiscal 1997 compared to 8.90% for fiscal 1996. The increase in the average balance of loans receivable was primarily due to increased originations of single-family mortgage loans.

        INTEREST EXPENSE. Interest expense increased $621,000 or 17.7% to $4.1 million for fiscal 1997 compared to $3.5 million for fiscal 1996. Such increase was primarily due to an increase in the average balance of time deposits as well as an increase in the average balance of and rates paid on FHLB advances. The average balance of time deposits and FHLB advances increased to $54.3 million and $8.9 million, respectively, for fiscal 1997 compared to $48.1 million and $4.2 million, respectively, for fiscal 1996. The increase in the average balance of time deposits and FHLB advances was primarily due to increased funding needs as a result of increased loan origination activity. The average rate paid on FHLB advances increased to 5.85% for fiscal 1997 compared to 5.46% for fiscal 1996.

        PROVISION FOR LOAN LOSSES. The provision for loan losses amounted to $137,000 and $125,000 for fiscal 1997 and 1996, respectively. The allowance for loan losses as a percent of total loans and as a percent of nonperforming loans was .53% and 24.57% for fiscal 1997 compared to .45% and 31.02% for fiscal 1996.

        The Savings Bank establishes provisions for loan losses in order to maintain the allowance for loan losses at a level deemed to be appropriate based upon management's assessment of prior loss experience, the volume and type of lending conducted by the Savings Bank, industry standards, past due loans, economic conditions in the Savings Bank's market area and generally and other factors related to the collectibility of the Savings Bank's loan portfolio. A significant majority of the Savings Bank's nonperforming loans has historically consisted of one-to-four family loans. Due to the stability of the local economy, the lower level of risk involved with such loans and the minimal level of charge-offs, the Savings Bank has maintained its allowance for loan losses at a level deemed adequate by management, although lower than industry standards with respect to the allowance as a percent of both total nonperforming loans and total loans.

        OTHER INCOME. Other income amounted to $268,000 for fiscal 1997 compared to $177,000 for fiscal 1996, an increase of $91,000 or 51.4%. Such increase was primarily due to an increase in fees and charges.

        GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased $791,000 or 26.1% to $2.2 million for fiscal 1997 compared to $3.0 million for fiscal 1996. Such decrease was primarily due to a decrease of $393,000 or 26.1% in compensation and employee benefits and a decrease of $449,000 or 86.3% in federal insurance premiums. The decrease in compensation and employee benefits was primarily due to decreased employee benefit costs. The decrease in federal deposit insurance premiums was due to federal legislation passed in 1996 which authorized a one-time assessment on all savings institutions to recapitalize the Savings Association Insurance Fund ("SAIF"). The Savings Bank's assessment amounted to $375,000 (pre-tax) in fiscal 1996. The recapitalization of the SAIF has resulted in lower deposit premiums which has benefited the Savings Bank's earnings.

        INCOME TAXES. Total income taxes amounted to $587,000 and $275,000 for fiscal 1997 and 1996, respectively. The effective tax rate was 34.0% and 34.7%, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995

        GENERAL. The Company's net income amounted to $517,000 for fiscal 1996 as compared to $961,000 for fiscal 1995. The decrease of approximately $444,000 or 46.2% was due primarily to increases in general and administrative expenses.

        NET INTEREST INCOME. The Company's net interest income increased $699,000 or 22.8% during the year ended September 30, 1996 as compared to the year ended September 30, 1995. The increase in net interest income was the result of a $1.0 million or 16.5% increase in total interest income, due primarily to an increase in the average balance of interest-earning assets from $74.7 million in fiscal 1995 to $85.9 million in fiscal 1996, which was partially offset by an increase of $335,000 or 10.5% in total interest expense, due primarily to increases in the average rate paid on and average balance of other time deposits. The Company's interest rate spread decreased from 3.49% to 3.13% during the year ended September 30, 1996 as compared to the year ended September 30, 1995, and the Company's net interest margin increased from 4.11% to 4.39% during the same respective periods. The decrease in the interest rate spread was more than offset in fiscal 1996 by the increase in the ratio of average interest-earning assets to average interest-bearing liabilities from 114.53% for fiscal 1995 to 130.80% for fiscal 1996.

        INTEREST INCOME. The increase in interest income was primarily attributable to an increase in interest income on loans of $776,000 or 13.4% during the year ended September 30, 1996 as compared to the year ended September 30, 1995. The increase in interest income on loans was largely due to an increase in the average balance of $6.6 million or 9.9% to $73.9 million in fiscal 1996 as compared to fiscal 1995 as well as a 28 basis point increase (100 basis points equals 1%) in the weighted average yield earned on the Savings Bank's loan portfolio during the same respective periods. In addition, the increase in interest income was attributable to an increase in interest income on investment securities of $184,000 or 116.5% to $342,000 during fiscal 1996 as compared with fiscal 1995. Such increase was due to an increase in the average balance of and average yield earned on such assets during the same respective periods. The increase in the average balance of loans and investment securities reflects increased lending and investment by the Savings Bank using proceeds from the Conversion while the increase in rates reflects the increases in market interest rates during fiscal 1995 and, to a lesser extent, the early part of 1996.

        INTEREST EXPENSE. Interest expense on deposits, the largest component of the Savings Bank's interest-bearing liabilities, increased $545,000 or 19.9% to $3.3 million during the year ended September 30, 1996 as compared to the year ended September 30, 1995. The increase in interest expense on deposits was due to both an increase of 58 basis points in the weighted average rate paid on deposits to 5.35% for fiscal 1996 from 4.77% for fiscal 1995 due to upward pricing of the Savings Bank's deposits, particularly certificates of deposits, as well as an increase of $3.9 million in the average balance of deposits during the same respective periods. During fiscal 1995 and 1996, the Savings Bank experienced a shift in deposits from passbook accounts to certificate of deposit accounts due to an increase in the rates paid on certificates of deposit to reflect a rise in market interest rates.

        Interest expense on borrowings decreased $210,000 or 47.8% during the year ended September 30, 1996 as compared to the year ended September 30, 1995 due primarily to an decrease in the average balance of FHLB advances outstanding.

        PROVISION FOR LOAN LOSSES. The provision for loan losses increased by $100,000 from $25,000 for the year ended September 30, 1995 to $125,000 for the year ended September 30, 1996. At September 30, 1996, the Savings Bank's allowance for loan losses to total nonperforming loans and total loans amounted to 31.02% and .45%, respectively, compared to 19.20% and .32%, at September 30, 1995.

        OTHER INCOME. Total other income increased by $16,000 or 9.9% from $161,000 for the year ended September 30, 1995 to $177,000 for the year ended September 30, 1996. Such increase was primarily due to an increase in other miscellaneous income.

        GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased $1.2 million or 69.7% to $3.0 million during the year ended September 30, 1996 compared to fiscal 1995 primarily as a result of a $672,000 increase in compensation and employee benefits and an increase of $392,000 or 306.3% in federal insurance premiums. The increase in compensation and employee benefits was primarily due to benefits related to the Company's ESOP as well as normal salary and merit increases. The increase in benefits related to the ESOP was partially attributable to the release of additional shares of Common Stock in 1996 as a result of the special distribution of $4.00 per share paid in fiscal 1996. Accordingly, the Company believes such costs will decrease in fiscal 1997. The increase in federal deposit insurance premiums was primarily due to federal legislation which authorized a one-time assessment on all savings institutions to recapitalize the SAIF. The Savings Bank's assessment amounted to $375,000 (pre-tax). The recapitalization of the SAIF has resulted in lower deposit premiums which will benefit future earnings.

        INCOME TAXES. Total income taxes amounted to $275,000 and $460,000 for the years ended September 30, 1996 and 1995, respectively. The effective tax rate was 34.7% and 32.3% for the years ended September 30, 1996 and 1995, respectively.

LIQUIDITY AND CAPITAL RESOURCES

        The Savings Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Savings Bank's primary sources of funds are deposits, borrowings, amortization, prepayments and maturities of outstanding loans, sales of loans, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Savings Bank manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Savings Bank invests excess funds in overnight deposits and other short-term interest-earning assets which provide liquidity to meet lending requirements. The Savings Bank has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Savings Bank may borrow from the FHLB of Cincinnati and has access to the Federal Reserve discount window. At September 30, 1997, the Savings Bank had $8.8 million of outstanding advances from the FHLB of Cincinnati.

        Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Savings Bank maintains a strategy of investing in various lending products. The Savings Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals and fund loan commitments. At September 30, 1997, the total approved loan commitments outstanding, excluding construction loans, amounted to $2.6 million. At the same date, the unadvanced portion of construction loans approximated $1.0 million. Certificates of deposit scheduled to mature in one year or less at September 30, 1997 totalled $34.4 million. The Savings Bank did not have any investment securities scheduled to mature in one year or less at September 30, 1997. Management believes that a significant portion of maturing deposits will remain with the Savings Bank. The Savings Bank anticipates that it will continue to have sufficient funds to meet its current commitments.

        The Savings Bank is required by the OTS to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 5% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Savings Bank generally maintains a liquidity ratio of between 5% and 10% of its net withdrawable deposits and borrowings payable in one year or less. The Savings Bank's average monthly liquidity ratio and short-term liquid assets ratio for September 1997 was 5.45% and 1.32%, respectively.

        Federally insured savings institutions are required to satisfy three different OTS capital requirements. Under these standards, savings institutions must maintain "tangible" capital equal to at least 1.5% of adjusted total assets, "core" capital equal to at least 3% of adjusted total assets and "total" capital (a combination of core and "supplementary" capital) equal to at least 8% of "risk-weighted" assets. For purposes of the regulation, core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and qualifying supervisory goodwill. Core capital is generally reduced by the amount of a savings institution's intangible assets, although limited exceptions to the deduction of intangible assets are provided for purchased mortgage servicing rights, qualifying supervisory goodwill and certain other intangibles, all of which are currently not relevant to the calculation of Savings Bank's regulatory capital. Tangible capital is core capital less all intangible assets, with a limited exception for purchased mortgage servicing rights.

        The Savings Bank substantially exceeded each of the above-described regulatory capital requirements at September 30, 1997.

IMPACT OF INFLATION AND CHANGING PRICES

        The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

        Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

RECENT ACCOUNTING PRONOUNCEMENTS

        In February 1997, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, Earnings Per Share and makes them comparable to international EPS standards. It replaces the presentation of basic and diluted EPS on the face of the numerator and denominator of the diluted EPS computation.

        Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15.

        SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. SFAS No. 128 requires restatement of all prior-period EPS data presented.

        In March 1997, the FASB issued SFAS No. 129, "Disclosure of Information About Capital Structure." Statement No. 129 continues the existing requirements to disclose the pertinent rights and privileges of all securities other than ordinary common stock but expands the number of companies subject to portions of its requirements. Specifically, the Statement requires all entities to provide the capital structure disclosures previously required by Opinion 15. Companies that were exempt from the provisions of Opinion 15 will now need to make those disclosures.

        In July 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of the Statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events during the period other than transactions with owners ("Comprehensive income"). Comprehensive income is the total of net income and all other nonowner changes in equity. The Statement is effective for fiscal years beginning after December 15, 1997 with earlier application permitted.

        In July, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Statement No. 131 requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements and a finer partitioning of geographic disclosures. It requires limited segment data on a quarterly basis. It also requires geographic data by country, as opposed to broader geographic regions as permitted under current standards. The Statement is effective for fiscal years beginning after December 15, 1997 with earlier application permitted.

[LOGO]
VONLEHMAN & COMPANY INC.                           250 Grandview Drive Suite 300
                                              Fort Mitchell, Kentucky 41017-5610
--------------------------------------------------------------------------------
Certified Public Accountants and Business Advisors  4221 Malsbary Road Suite 102
                                                     Cincinnati, Ohio 45242-5502

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board of Directors
Fort Thomas Financial Corporation
  and Subsidiary
Fort Thomas, Kentucky

We have audited the accompanying consolidated statements of financial condition of Fort Thomas Financial Corporation and Subsidiary as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended September 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fort Thomas Financial Corporation and Subsidiary at September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years ended September 30, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.


                                               /s/ VonLehman & Company Inc.

Fort Mitchell, Kentucky
October 22, 1997


                                  FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                                   CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                         (IN THOUSANDS, EXCEPT SHARE DATA)

                                                       ASSETS

                                                                                              SEPTEMBER 30,
                                                                                  -----------------------------------
                                                                                      1997                 1996
                                                                                  --------------       --------------
ASSETS
  Cash and Cash Equivalents                                                     $         2,186      $         1,785
  Investment Securities
    Held to Maturity - at Amortized Cost (Market Value of $2,984 and
      $3,486 for 1997 and 1996, Respectively)                                             2,990                3,503
    Available for Sale - at Market                                                            -                  494
  Mortgage-Backed Securities
    Available for Sale - at Market                                                          798                  816
  Loans Receivable, Net                                                                  88,452               77,987
  Office Properties and Equipment - at
    Depreciated Cost                                                                        570                  643
  Federal Home Loan Bank Stock                                                              785                  700
  Cash Surrender Value of Life Insurance                                                  1,114                1,068
  Accrued Interest Receivable                                                               770                  642
  Prepaid and Other Assets                                                                   93                  118
  Deferred Federal Income Tax Asset                                                          86                  257
  Prepaid Federal Income Tax Asset                                                           29                    -
                                                                                  --------------       --------------

    TOTAL ASSETS                                                                $        97,873      $        88,013
                                                                                  ==============       ==============

                                        LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits                                                                      $        71,858      $        63,731
  Borrowed Funds                                                                          8,846                6,754
  Advances from Borrowers for
    Taxes and Insurance                                                                     229                  188
  Deferred Compensation                                                                     504                  376
  Accrued Interest Payable                                                                   59                   60
  Accrued Federal Income Tax Liability                                                        -                   85
  Other Liabilities                                                                         591                  898
                                                                                  --------------       --------------

   TOTAL LIABILITIES                                                                     82,087               72,092
                                                                                  --------------       --------------

STOCKHOLDERS' EQUITY
  Common Stock of $.01 Par Value; 4,000,000 Shares Authorized; 1,573,775
    Shares Issued; 1,420,699 and 1,489,096 Shares Outstanding as of
    1997 and 1996, Respectively                                                              16                   16
  Additional Paid-In Capital                                                              9,436                9,387
  Shares Acquired by Employee Stock Ownership Plan                                         (744)                (847)
  Shares Acquired by MRP Trust                                                             (672)                (793)
  Retained Earnings - Substantially Restricted                                            8,852                8,165
  Treasury Stock                                                                         (1,103)                   -
  Unrealized Gain (Loss) on Available for Sale Securities,

    Net of Related Tax Effects                                                                1                   (7)
                                                                                  --------------       --------------

   TOTAL STOCKHOLDERS' EQUITY                                                            15,786               15,921
                                                                                  --------------       --------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $        97,873      $        88,013
                                                                                  ==============       ==============

See auditors' report and accompanying notes.



                                 FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                                         CONSOLIDATED STATEMENTS OF INCOME
                                         (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                  YEARS ENDED SEPTEMBER 30,
                                                                           -----------------------------------------
                                                                             1997            1996            1995
                                                                           ---------       ---------       ---------
INTEREST INCOME
  Interest on Loans                                                      $    7,499      $    6,576      $    5,800
  Interest on Investment Securities                                             254             342             158
  Interest on Mortgage-Backed Securities                                         50              54              11
  Other Interest and Dividends                                                  167             313             282
                                                                           ---------       ---------       ---------

    Total Interest Income                                                     7,970           7,285           6,251
                                                                           ---------       ---------       ---------

INTEREST EXPENSE
  Deposits                                                                    3,615           3,288           2,743
  Borrowed Funds                                                                523             229             439
                                                                           ---------       ---------       ---------

    Total Interest Expense                                                    4,138           3,517           3,182
                                                                           ---------       ---------       ---------

Net Interest Income                                                           3,832           3,768           3,069

Provision for Losses on Loans                                                   137             125              25
                                                                           ---------       ---------       ---------

    Net Interest Income After Provision for
      Losses on Loans                                                         3,695           3,643           3,044
                                                                           ---------       ---------       ---------

OTHER INCOME
  Fees and Charges                                                              133              64              63
  Other                                                                         135             113              98
                                                                           ---------       ---------       ---------

    Total Other Income                                                          268             177             161
                                                                           ---------       ---------       ---------

GENERAL AND ADMINISTRATIVE EXPENSES
  Compensation and Employee Benefits                                          1,115           1,508             836
  Franchise and Other Taxes                                                     116             128              99
  Federal Insurance Premium                                                      71             520             128
  Expenses of Premises and Equipment                                            175             163             174
  Data Processing and Related Contract Services                                 137             127             104
  Other Operating Expenses                                                      623             582             443
                                                                           ---------       ---------       ---------

    Total General and Administrative Expenses                                 2,237           3,028           1,784
                                                                           ---------       ---------       ---------

    Income Before Income Tax                                                  1,726             792           1,421

    Federal Income Tax Expense                                                  587             275             460
                                                                           ---------       ---------       ---------

      NET INCOME                                                         $    1,139      $      517      $      961
                                                                           =========       =========       =========

    EARNINGS PER COMMON SHARE                                            $      .79             .35             .17
                                                                           =========       =========       =========





See auditors' report and accompanying notes.


                                 FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                    (IN THOUSANDS)


                                                                                                           Unrealized
                                                                                                              Gains
                                                  Additional     Shares     Shares                          (Losses)        Total
                                          Common    Paid-In     Acquired  Acquired By   Retained  Treasury    on AFS   Stockholders'
                                           Stock    Capital      By ESOP   MRP Trust    Earnings    Stock   Securities     Equity
                                         ---------  ---------   ----------  ---------   --------   -------  ----------   -----------
Balance at September 30, 1994            $   --     $   --      $   --      $   --      $  7,179   $   --      $   --      $  7,179
Net Income                                   --         --          --          --           961       --          --           961
Sale of Stock at Public Offering               16     14,981      (1,259)       --          --         --          --        13,738
ESOP Common Stock Released
   for Allocation                            --         --            10        --          --         --          --            10
Dividends Declared                           --         --          --          --           (98)      --          --           (98)
                                         --------   --------    --------    --------    --------   --------    --------    --------

Balance at September 30, 1995                  16     14,981      (1,249)       --         8,042       --          --        21,790
Net Income                                   --         --          --          --           517       --          --           517
Unrealized Loss on AFS Securities,           --         --          --          --          --         --            (7)         (7)
  Net of Tax Effect
ESOP Common Stock Released
   for Allocation                            --          161         402        --          --         --          --           563
Amortization of Stock Compensation Plans     --           14        --            80        --         --          --            94
Common Stock Acquired for MRP                --         --          --          (873)       --         --          --          (873)
Dividends Declared                           --       (5,769)       --          --          (394)      --          --        (6,163)
                                         --------   --------    --------    --------    --------   --------    --------    --------

Balance at September 30, 1996                  16      9,387        (847)       (793)      8,165       --            (7)     15,921
Net Income                                   --         --          --          --         1,139       --          --         1,139
Unrealized Gain on AFS Securities
  Net of Tax Effect                          --         --          --          --          --         --             8           8
ESOP Common Stock Released
  for Allocation                             --           25         103        --          --         --          --           128
Treasury Stock Acquired                      --         --          --          --          --       (1,103)       --        (1,103)
Amortization of Stock Compensation Plans     --           24        --           121        --         --          --           145
Dividends Declared                           --         --          --          --          (452)      --          --          (452)
                                         --------   --------    --------    --------    --------   --------    --------    --------

Balance at September 30, 1997            $     16   $  9,436    $   (744)   $   (672)   $  8,852   $ (1,103)   $      1    $ 15,786
                                         ========   ========    ========    ========    ========   ========    ========    ========

See auditors' report and accompanying notes.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                         YEARS ENDED SEPTEMBER 30,
                                                                           ------------------------------------------------
                                                                              1997              1996               1995
                                                                           -----------       ------------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                             $      1,139      $         517      $        961
  Reconciliation of Net Income
    with Cash Flows from Operations
      Allowance for Losses on Loans                                               137                125                25
      Depreciation                                                                 77                 87                93
      Deferred Federal Income Taxes                                               171               (258)              (40)
      Amortization                                                               (292)               (85)               36
      FHLB Stock Dividends                                                        (52)               (49)              (41)
      (Gain) Loss on Sale of Real Estate Owned                                      4                (12)               (1)
      Amortization of Stock Compensation Plans                                    145                 94                 -
      REO Donated                                                                   -                 11                 -
      Changes In
        Accrued Interest Receivable                                              (128)               (67)             (148)
        Prepaid and Other Assets                                                   25                (19)              220
        Cash Surrender Value of Life Insurance                                    (46)               (56)              (45)
        Deferred Compensation                                                     128                113               102
        Accrued Interest Payable                                                   (1)                30               (17)
        Prepaid/Accrued Federal Income Tax Liability                             (114)                52                33
        Other Liabilities                                                        (307)               631                13
                                                                           -----------       ------------       -----------

      NET CASH PROVIDED BY OPERATING ACTIVITIES                                   886              1,114             1,191
                                                                           -----------       ------------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from Maturity of Investment Securities                               3,000              3,496             1,500
  Purchase of Investment Securities                                            (1,988)            (2,502)           (4,480)
  Purchase of Mortgage-Backed Securities                                            -                  -            (1,013)
  Loan Originations and Repayments, Net                                       (10,375)            (7,157)           (6,862)
  Purchase of FHLB Stock                                                          (33)                 -                 -
  Principal Received on Mortgage-Backed Securities                                 18                151                20
  Proceeds from the Sale of Real Estate
    Acquired Through Foreclosure                                                   64                295               229
  Purchase of Office Equipment                                                     (4)               (12)              (16)
                                                                           -----------       ------------       -----------

    NET CASH USED IN INVESTING ACTIVITIES                                      (9,318)            (5,729)          (10,622)
                                                                           -----------       ------------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net Change in Deposits                                                        8,127              3,733             4,871
  Net Proceeds from Stock Offering                                                  -                  -            13,738
  Dividends Paid                                                                 (452)            (6,163)                -
  ESOP Shares Released                                                            128                563                10
  Common Stock Purchased for MRP Trust                                              -               (873)                -
  Common Stock Purchased for Treasury                                          (1,103)                 -                 -
  Advance from Borrowers for Taxes and Insurance                                   41                  5               (91)
  Repayments of Borrowings                                                     (4,558)              (197)           (6,937)
  Proceeds from Borrowings                                                      6,650              3,300             3,000
                                                                           -----------       ------------       -----------

    NET CASH PROVIDED BY FINANCING ACTIVITIES                                   8,833                368            14,591
                                                                           -----------       ------------       -----------

    CHANGES IN CASH AND CASH EQUIVALENTS                                          401             (4,247)            5,160

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                    1,785              6,032               872
                                                                           -----------       ------------       -----------

    CASH AND CASH EQUIVALENTS, END OF YEAR                               $      2,186      $       1,785      $      6,032
                                                                           ===========       ============       ===========

See auditors' report and accompanying notes.

                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ACCOUNTING POLICIES

     Fort Thomas Financial Corporation (the Company) provides financial services to individuals and corporate customers, and is subject to competition from other financial institutions. The Company is also subject to the regulations of certain Federal agencies and undergoes periodic examinations by those regulatory authorities.

     The Company is a holding company whose activities are primarily limited to holding the stock of Fort Thomas Savings Bank (the Bank). The Bank conducts a general banking business in Northern Kentucky which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside management's control.

     BASIS OF FINANCIAL STATEMENT PRESENTATION

     The consolidated financial statements include the accounts of Fort Thomas Financial Corporation and its subsidiary, Fort Thomas Savings Bank, FSB. All material intercompany balances and transactions have been eliminated in consolidation.

     The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the year. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains appraisals for significant properties.

     A substantial portion of the Bank's loans are secured by real estate in local markets. In addition, foreclosed real estate is located in this same market. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================



NOTE 1 - ACCOUNTING POLICIES (CONTINUED)

     While management uses available information to recognize losses on foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

     FHLB STOCK

     The Bank, as a member of the Federal Home Loan Bank System, is required by law to maintain an investment in capital stock of the Federal Home Loan Bank of Cincinnati (FHLB). The stock is recorded at cost, which represents anticipated redemption value.

     INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

     The Company's investments and mortgage-backed securities are classified in three categories and accounted for as follows:

               Trading Securities

               Investment securities held principally for resale in the near term and mortgage-backed securities held for sale in conjunction with the Company's mortgage banking activities are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income. The Company currently has no investments in this category.

               Securities Held to Maturity

               Investment securities and mortgage-backed securities for which the Company has the positive intent and ability to hold until maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

               Available for Sale Securities

               Securities available for sale consist of bonds, notes, debentures and certain equity securities not classified as trading securities or as securities to be held to maturity. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 1 - ACCOUNTING POLICIES (CONTINUED)

     Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

     In November 1995, the FASB issued a Special Report on Implementation of SFAS No. 115 (the Special Report), which provided for the reclassification of securities between the held-to-maturity, available for sale and trading portfolios during a forty-five day period, without calling into question management's prior intent with respect to such securities. Management elected to restructure the Company's securities portfolio pursuant to the Special Report, and transferred all mortgage-backed securities from the held-to-maturity portfolio to an available for sale classification. At September 30, 1997, the Company's shareholders' equity reflected a net unrealized gain of $1,000 on securities designated as available for sale.

     FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

     The Company does not participate in interest-rate exchange agreements, hedging or other similar financial instruments.

     LOANS RECEIVABLE

     Loans receivable are stated at unpaid principal balances less the allowance for loan losses, loans in process and deferred loan-origination fees. Interest is accrued as earned unless the collectibility of the loan is in doubt.

     Loans are placed on nonaccrual when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income, and thereafter interest is recognized only to the extent of payments received.

     Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on a nonaccrual status.

     The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb potential losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 1 - ACCOUNTING POLICIES (CONTINUED)

     In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114, which was subsequently amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Company's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

     The Company adopted SFAS No. 114, as subsequently amended, on October 1, 1995, without material effect on consolidated financial condition or results of operations.

     A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and, therefore, excluded from separate identification for evaluation of impairment. With respect to the Company, investment in impaired nonresidential and multifamily residential real estate loans, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value. Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at this time.

     At September 30, 1997 and 1996, the Company had no loans that would be defined as impaired under SFAS No. 114.

     PROVISION FOR LOSSES

     Provision for losses includes charges to reduce the recorded balances of mortgage loans receivable, uncollected interest and real estate to their estimated net realizable value or fair value, as applicable. Such provisions are based on management's estimate of net realizable value or fair value of the collateral, as applicable, considering the current and currently anticipated future operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans and real estate is dependent to a great extent on economic, operating and other conditions that may be beyond the Bank's control. It is the opinion of management, however, that adequate provisions have been made for losses on loans and real estate.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 1 - ACCOUNTING POLICIES (CONTINUED)

     LOAN ORIGINATION FEES

     Loan origination fees net of direct loan origination costs are offset and the resulting net amount is deferred and amortized over the life of the related loans as an adjustment to the yield. In addition, commitment fees are required to be offset against certain related direct loan origination costs and generally recognized over the contractual life of the related loans as an adjustment of yield if the commitment is exercised. If the commitment expires unexercised, the fee is recognized as income upon expiration of the commitment.

     OFFICE PROPERTIES AND EQUIPMENT

     The cost of office properties and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line and accelerated methods.

     Maintenance and repairs are charged to operations when incurred. Significant betterments and renewals are capitalized. When office properties and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

     The useful lives of office properties and equipment for purposes of computing depreciation are:

                        Office Properties               15-35    Years
                        Equipment                        5-10    Years

     REAL ESTATE OWNED

     Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 1 - ACCOUNTING POLICIES (CONTINUED)

     FEDERAL INCOME TAXES

     The Company accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Company's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

     STOCK BENEFIT PLANS

     In conjunction with its common stock offering, the Company implemented an Employee Stock Ownership Plan (ESOP). The ESOP provides retirement benefits for substantially all full-time employees who have completed one year of service. The Company accounts for the ESOP in accordance with Statement of Position (SOP) 93- 6, "Employer's Accounting for Employee Stock Ownership Plans". SOP 93-6 changed the measure of compensation expense recorded by employers from the cost of allocated ESOP shares to the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the plan totaled approximately $128,000, $563,000 and $10,000 for the years ended September 30, 1997, 1996, and 1995, respectively.

     The Company also has a Management Recognition Plan (MRP). Subsequent to the offering, the MRP purchased 62,951 shares of common stock in the open market. During fiscal year 1997, 8,558 shares available, under the plan, were granted to executive officers and members of the Board of Directors of the Company. Common stock granted under the MRP vests ratably over a five year period, commencing in December 1996. Provisions of $119,000 and $79,000 related to the MRP were charged to expense for the fiscal years ended September 30, 1997 and 1996, respectively. No provision was charged to expense for the fiscal year ended September 30, 1995, because the plan began in fiscal year 1996.

     Also, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 107,000 shares of common stock at fair market value at the date of grant. During fiscal 1997, the Company granted options to purchase shares to members of the Board of Directors and executive officers at fair value of $8.34 per share. As of September 30, 1997, none of the stock options granted have been exercised.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 1 - ACCOUNTING POLICIES (CONTINUED)

     ADVERTISING

     Advertising costs are expensed as incurred. Advertising costs totaled $45,447, $44,523 and $51,776 for the years ended September 30, 1997, 1996 and 1995, respectively.

     TREASURY STOCK

     Treasury stock is shown at cost, and in 1997 consists of 78,689 shares of common stock.

     RECLASSIFICATIONS

     Certain amounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

NOTE 2 - CASH FLOWS INFORMATION

      For purposes of the cash flows statement, cash includes cash and cash equivalents on hand and in demand and time accounts and certificates of deposit with three months or less maturity.

      Cash paid for interest and income taxes was as follows:

                                                              Years Ended
                                                              September 30,
                                                 ---------------------------------------
                                                   1997            1996            1995
                                                 --------         -------         ------
                                                             (In Thousands)

         Interest                                $  4,139         $ 3,487         $3,199
                                                 ========         =======         ======

         Income Taxes                            $    530         $   481         $  467
                                                 ========         =======         ======

The Company had noncash investing or financing activities as follows:

         Real Estate Acquired
          through Foreclosure
          of Mortgage Loans                      $     64         $   269         $  204
                                                 ========         =======         ======

         Deferred Gain on Sale
          of Real Estate                         $   --           $  --           $    8
                                                 ========         =======         ======

         FHLB Stock Dividend
           Received                              $     52         $    49         $   41
                                                 ========         =======         ======


                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 2 - CASH FLOWS INFORMATION (CONTINUED)

      The balance in cash and cash equivalents as of and September 30, 1997 and 1996 consists of the following:

                                                                SEPTEMBER 30,
                                                    -----------------------------------
                                                    1997                           1996
                                                    ----                           ----
                                                               (In Thousands)

          Cash on Hand                               $   167                     $   206
          Cash in Demand Accounts:
            Interest Bearing                           1,947                       1,454
            Non-Interest Bearing                          72                         125
                                                      ------                      ------

              Totals                                  $2,186                      $1,785
                                                       =====                       =====


NOTE 3 - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

     Investment securities held to maturity as of September 30, 1997 and 1996 consist of the following:


                                                                           Gross            Gross              Estimated
                                                     Carrying            Unrealized       Unrealized             Market
                                                      Value                Gains           Losses                Value
                                                      -----                -----           ------                -----
          1997                                                                (In Thousands)
          ----
          U.S. Government and
           Federal Agencies                          $2,990                $ 3              $  9                $2,984
                                                      =====                 ==               ===                 =====

          1996
          ----

          U.S. Government and
           Federal Agencies                          $3,503                 $ 5               $22                $3,486
                                                      =====                  ==                ==                 =====

     The following is a summary of maturities of securities held-to-maturity as of September 30, 1997:


                                                                                              Carrying            Estimated
                                                                                               Value             Fair Value
                                                                                               -----             ----------
                                                                                                      (In Thousands)

              Over One Year Through Five Years                                                $2,990                $2,984
                                                                                               =====                 =====

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================



NOTE 3 - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

                  (CONTINUED)

     Investment securities and mortgage-backed securities available for sale as of September 30, 1997 and 1996 consist of the following:

                                                                                       Gross              Gross            Estimated
                                                                  Amortized          Unrealized         Unrealized           Market
                                                                    Cost               Gains              Losses              Value
                                                                    ----               -----              ------              -----
                                                                                                     (In Thousands)

   1997 - Available For Sale
   -------------------------
   Federal Home Loan Mortgage
    Corporation Participations                                       $  797             $    1             $ --               $  798
                                                                     ======             ======             ======             ======

   1996 - Available For Sale
   -------------------------
   Federal Home Loan Mortgage
      Corporation Participations                                     $  818             $ --               $    2             $  816

   U.S. Government and
     Federal Agencies                                                   500               --                    6                494
                                                                     ------             ------             ------             ------

                                                                     $1,318             $ --               $    8             $1,310
                                                                     ======             ======             ======             ======


     The following is a summary of maturities of available for sale securities as of September 30, 1997:

                                                                                                        Carrying          Estimated
                                                                                                          Value          Fair Value
                                                                                                          -----          ----------

                                                                                                              (In Thousands)

                Maturing Over One through Five Years                                                       $797             $798
                                                                                                            ===              ===



                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

     The balances in loans receivable as of September 30, 1997 and 1996 are as follows:

                                                                                          September 30,
                                                                                ------------------------------
                                                                                1997                      1996
                                                                                ----                      ----
                                                                                           (In Thousands)

Real Estate Mortgage Loans:
      One to Four Family                                                       $74,471                   $62,632
      Multi-Family Residential                                                  11,015                    11,138
      Land and Construction:
        Residential                                                              3,885                     5,737
        Commercial                                                                --                         255
Consumer Loans:
      Savings Accounts Loans                                                       702                       632
      Other Consumer Loans                                                         528                       516
                                                                               -------                   -------

Total                                                                           90,601                    80,910
Less:
      Loans in Process                                                           1,048                     1,884
      Deferred Loan Origination Fees                                               625                       673
      Allowances for Losses                                                        476                       366
                                                                               -------                   -------

Loans Receivable - Net                                                         $88,452                   $77,987
                                                                               =======                   =======

    A summary of activity in the allowance for loan losses at September 30, 1997, 1996 and 1995 is as follows:

                                                                       1997            1996         1995
                                                                     --------        -------       ------
                                                                                 (In Thousands)

Balance at Beginning of the Year                                        $366          $239          $233
Additions to Allowance                                                   137           125            25
Recoveries (Charge Offs) During the Year                                 (27)            2           (19)
                                                                        ----          ----          ----

    Balance at End of the Year                                          $476          $366          $239
                                                                        ====          ====          ====

     At September 30, 1997 and 1996 the Bank had non-accrual loans of approximately $1,937,000 and $1,180,000, respectively. Had interest been recognized on these loans at the original rates, interest income would have increased approximately $76,900, $41,000 and $48,000 in 1997, 1996 and
     1995, respectively. The Bank has no commitments to loan additional funds to the borrowers of non-accrual loans.

     The Bank has sold participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $2,380,000 and $4,093,000 at September 30, 1997 and 1996, respectively.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 5 - ACCRUED INTEREST RECEIVABLE

     A breakdown of accrued interest receivable is as follows:

                                                                         September 30,
                                                               --------------------------------
                                                               1997                        1996
                                                               ----                        ----
                                                                         (In Thousands)

              Loans Receivable                                 $683                          $574
              Mortgage-Backed Securities                         20                             4
              Investments                                        67                            64
                                                               ----                           ---

                  Total                                        $770                          $642
                                                                ===                           ===


NOTE 6 - OFFICE PROPERTIES AND EQUIPMENT

     The balance in office properties and equipment as of September 30, 1997 and 1996 consists of the following:

          Land                                                  $    98                        $    98
          Buildings and Improvements                                792                            792
          Furniture and Equipment                                   637                            633
                                                                  -----                         ------

                                                                  1,527                          1,523
          Accumulated Depreciation                              (   957)                       (   880)
                                                                 ------                         ------

                Office Properties and Equipment at
                  Depreciated Cost                              $   570                         $  643
                                                                 ======                          =====


NOTE 7 - BORROWED FUNDS

     The Bank has short-term advances from the FHLB for $2,600,000 with interest at 5.9% at September 30, 1997. These loans mature in December, 1998.

     The Bank also has two long-term advances from the FHLB. These two advances accrue interest at 5.30% and 5.55%, respectively. Monthly principal and interest payments on these loans are approximately $16,000 each. These loans mature October, 2008.

     The Bank has another long-term advance from the FHLB for $3,000,000. This loan accrues interest at a prime-based variable rate, which was 6.0% at September 30, 1997. Interest only payments are due each month. This loan matures in October, 1998.

     These advances are collateralized by the Bank's Federal Home Loan Bank stock and first mortgage loans. Payment of these loans prior to their due date could result in a prepayment penalty.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 7 - BORROWED FUNDS (CONTINUED)

     Maturities for the next five years and thereafter are as follows:

                Maturing in Years                 Long-Term                      Short-Term
               Ending September 30,               Advances                        Advances                     Total
               --------------------               --------                        --------                     -----

                                                             (In Thousands)

                     1998                        $   220                           $2,600                      $2,820
                     1999                          3,232                             -                          3,232
                     2000                            245                             -                            245
                     2001                            258                             -                            258
                     2002                            273                             -                            273
                   Thereafter                      2,018                             -                          2,018
                                                   -----                           --------                     -----

                                                  $6,246                           $2,600                      $8,846
                                                   =====                            =====                       =====


NOTE 8 - DEPOSITS

     A breakdown of deposit balances by interest rate and major type as of September 30, 1997 and 1996 is as follows:

                                                                                        September 30,
                                                            ----------------------------------------------------------------
                                                                        1997                               1996
                                                            -------------------------             --------------------------
     Deposit Type and Weighted                              Amount            Percent             Amount             Percent
     -------------------------                              ------            -------             ------             -------
       Average Interest Rate                                                         (In Thousands, Except Percents)

     Passbooks - 2.75% in 1997
      and 1996                                             $ 7,563               10.5%          $ 8,393               13.2%
     Money Market Deposit
      Accounts - 2.74% in
       1997 and 1996                                         2,685                3.7             2,690                4.2
     Now Accounts - 2.16% in
       1997 and 1996                                         2,950                4.1             3,000                4.7
                                                           -------            -------           -------            -------

     Total Demand, Transaction and
       Passbook Deposits                                    13,198               18.3            14,083               22.1
                                                           -------            -------           -------            -------

     Certificates of Deposit
      4.01% - 5.00%                                          1,434                2.0             1,684                2.6
      5.01% - 6.00%                                         27,298               38.0            24,187               38.0
      6.01% - 7.00%                                         29,928               41.7            23,777               37.3
                                                           -------            -------           -------            -------

     Total Certificates of Deposits                         58,660               81.7            49,648               77.9
                                                           -------            -------           -------            -------

     Totals                                                $71,858              100.0%          $63,731              100.0%
                                                           =======            =======           =======            =======

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================




NOTE 8 - DEPOSITS (CONTINUED)

     The aggregate amount of deposits with a minimum denomination of $100,000 was approximately $8.3 million and $6.1 million at September 30, 1997 and 1996, respectively. Deposits of $100,000 or less are insured by the FDIC. Non-interest bearing deposit accounts totaled approximately $247,000 and $157,000 for September 30, 1997 and 1996, respectively.

     Savings deposit customers are primarily Northern Kentucky area individuals and businesses.

     Interest expense on deposits is summarized as follows:

                                                                                  1997                 1996                 1995
                                                                                 ------               -------              ------
                                                                                                 (In Thousands)

Passbook Savings Accounts                                                        $  217               $  219               $  281
Money Market Deposit Accounts                                                        72                   79                  116
Certificates of Deposit                                                           3,263                2,932                2,292
Now Accounts                                                                         63                   58                   54
                                                                                 ------               ------               ------

      Interest Expense on Deposits                                               $3,615               $3,288               $2,743
                                                                                 ======               ======               ======

     At September 30,1997, the scheduled maturities of certificates of deposits are as follows:


                                                                                                  Weighted
                        Certificates Maturing In                                             Average Interest
                            September 30,                           Amount                         Rate
                            -------------                           ------                         ----
                                                       (In Thousands, Except Percents)

                               1998                                $34,455                          5.90%
                               1999                                 13,981                          6.20
                               2000                                  6,269                          6.30
                               2001                                  2,365                          6.15
                               2002                                  1,573                          5.99
                            Thereafter                                  17                          6.50
                                                                 ---------                          ----

                Total Certificates of Deposit                      $58,660                          6.03%
                                                                    ======                          ====

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 9 - RETAINED EARNINGS

    The Bank was allowed (until fiscal 1996) a special bad debt deduction for federal income tax purposes limited to a certain percentage of otherwise taxable income. This deduction is subject to certain limitations based on aggregate loans and savings account balances. If the amounts that qualified for this deduction are later used for purposes other than for bad debt losses, they will be subject to federal income tax at the then current corporate rate. Retained earnings include approximately $1.7 million for which federal income tax has not been provided.

    Under new legislation passed August, 1996, the special bad debt deduction was repealed for thrift institutions. The legislation also requires thrifts to recapture, over a six-year period, bad debt reserves added since 1988. As the Bank has provided for a deferred tax liability for special bad debt deductions since 1988, the legislation is not expected to have a material effect on the results of its operations.

NOTE 10 - RETIREMENT PLANS

    The Company provides for death benefits (prior to retirement) or pensions for eligible employees through its participation in the multiemployer savings and loan industry noncontributory defined benefit retirement plan. This multiemployer plan does not provide information on funding by employer, but as of September 30, 1997 and 1996, the plan was fully funded. Pension expense was $11,304, $52,801 and $78,802 for the years ended September 30, 1997, 1996 and 1995, respectively. The Company's policy is to fund pension costs when accrued.

    The Company participates in a Profit Sharing and 401(k) Plan. Employees are eligible to participate in the 401(k) Plan after completing one year of service with the Company and attaining age 21. The 401(k) Plan permits participants to make voluntary tax deferred contributions in an amount up to 15% of their annual base compensation. The Company makes matching contributions in an amount equal to 50% of each participant's contributions that do not exceed 4% of compensation.

    In addition, the Company may make discretionary contributions to the 401(k) Plan which would be allocated to the accounts of plan participants in proportion to each participant's compensation for the plan year. All amounts deferred by employees are 100% vested. Vesting of matching and discretionary contributions is 100% vested after five years of service. The Company contributed $10,563, $10,797 and $17,719 to the 401(k) plan during the years ended September 30, 1997, 1996 and 1995, respectively.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 11 - DEFERRED COMPENSATION PLANS

    The Company has entered into a non-qualified deferred compensation plan with certain of its officers. Under the plan, in return for the officers relinquishing the right to a portion of their current earnings, the Company will pay them a retirement benefit in the form of a monthly payment to be drawn over a period of 180 months upon normal retirement. The retirement benefit is calculated based upon the amount of compensation deferred by the officers over a ten year period, together with a corresponding match by the association of one-third of the deferral. Both the deferral and the match accrue interest at 12% per year compounded monthly. Assuming normal retirement, these payments will be paid in varying amounts between 2005 and 2033.

    The Company also entered into a non-qualified deferred compensation plan with certain of its directors. Under the plan, in return for the directors relinquishing the right to a portion of their current fees, the Company will pay them a retirement benefit in the form of a monthly payment to be drawn upon retirement over a period of 60 to 120 months. The retirement benefit is calculated based upon the amount of fees deferred by the directors over a five year period together with interest accrued on this deferral of 12% per year compounded monthly. Assuming normal retirement, these payments will be paid in varying amounts between 1998 and 2029.

    During the years ended September 30, 1997, 1996 and 1995, the net periodic pension costs, including accrued interest and company match, under these plans were as follows:

                                                           September 30,
                                                   -----------------------------
                                                    1997       1996        1995
                                                   ------    -------      ------
                                                          (In Thousands)
     Deferred Compensation -
       Officers and Directors                       $ 73        $ 73        $ 73
     Company Match - Officers                          2           2           2
     Interest Accrued on Balance                      53          38          27
                                                    ----        ----        ----

     Net Periodic Pension Costs                     $128        $113        $102
                                                    ====        ====        ====

     The total accrued liability for these plans at September 30, 1997 and 1996 was $504,000 and $376,000, respectively. This liability is included in these financial statements. The funding of these plans is to come from the general assets of the Company.

     In conjunction with the formation of these plans, the Company purchased life insurance on the participants. The contracts are owned by the Company and the officers and directors have no ownership rights to them. As of September 30, 1997 and 1996, the cash surrender value of these insurance contracts was $1,114,000 and $1,068,000, respectively. The increase in the cash surrender value of the life insurance for the years ended September 30, 1997, 1996 and 1995 was $46,000, $56,000 and $45,000, respectively.
     This increase is recorded as income by the Company.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================

NOTE 12 - EMPLOYEE STOCK OWNERSHIP PLAN

    The Company has established an ESOP for its employees. As part of the Conversion, the ESOP borrowed funds from the Company. The loan was equal to 100% of the aggregate purchase price of the Common Stock acquired by the ESOP. The loan to the ESOP is being repaid principally from the Company's and the Bank's contributions to the ESOP over a period of fifteen years, and the collateral for the loan is the Common Stock purchased by the ESOP. The interest rate for the ESOP loan is a fixed rate of 9.0%. The Company may, in any plan year, make additional discretionary contributions for the benefit of the plan participants in either cash or shares of Common Stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by the Company or upon the sale of treasury shares by the Company.

    Such purchases, if made, would be funded through additional borrowings by the ESOP or additional contributions from the Company. The timing, amount and manner of future contributions to the ESOP will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

    Shares purchased by the ESOP with the proceeds of the loan are held in a suspense account and released on a pro rata basis as debt service payments are made. Discretionary contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation. Forfeitures are reallocated among remaining participating employees and may reduce any amount the Company might otherwise have contributed to the ESOP. Participants vest in their right to receive their account balances within the ESOP at the rate of 20% per year starting with the completion of three years of service and will be 100% vested upon the completion of seven years of service. Credit is given for years of service with the Company prior to adoption of the ESOP.

    Accounting principles requires that any third party borrowing by the ESOP be reflected as a liability on the Company's statement of financial condition. Since the ESOP borrowed from the Company, such obligation is not treated as a liability, but is excluded from stockholders' equity. If the ESOP purchases newly issued shares from the Company, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the ESOP participants.

    The ESOP is subject to the requirements of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and the regulations of the IRS and the Department of Labor thereunder.

    The fair value of the 74,387 unearned ESOP shares at September 30, 1997 was approximately $976,329. Shares committed to be released during 1997 were 10,289. Shares allocated during the current year were 39,128.

    The fair value of the 84,676 unearned ESOP shares at September 30, 1996 was approximately $1,185,463. Shares committed to be released during 1996 were 39,128. Shares allocated during 1996 were 2,098.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 13 - INCOME TAXES

     A reconciliation of income tax expense at the statutory rate (34% for all periods) to income tax expense at the Company's effective rate is as follows:

                                                                          September 30,
                                                               --------------------------------------
                                                                1997           1996             1995
                                                               ------         ------           ------
                                                                          (In Thousands)
          Computed Tax at the Expected
            Statutory Rate                                       $587            $269           $483
          Nondeductible Expenses                                    2               3              2
          Other Differences                                     (   2)              3          (  25)
                                                                 ----            ----           ----

            Income Tax Expense                                   $587            $275           $460
                                                                 ====            ====           ====

            Effective Income Tax Rate                            34.0%           34.7%          32.3%
                                                                 ====            ====           ====

     The components of income tax expense are summarized as follows:



          Current Tax Expense                                   $ 416           $ 533           $500
          Deferred Tax (Benefit) Expense                          171            (258)           (40)
                                                                 ----             ---            ---

          Income Tax Expense                                    $ 587           $ 275           $460
                                                                 ====            ====            ===

    Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the deferred tax asset at September 30, 1997 and 1996 are as follows:

                                                                                         September 30,
                                                                                     --------------------
                                                                                     1997            1996
                                                                                     ----            ----
                                                                                        (In Thousands)

          Deferred Compensation Agreements (Deductible When
              Paid for Taxes)                                                        $171            $128
          Loan Fees Deferred for Financial Reporting Purposes                          26              53
          Allowance for Loan Losses                                                   162             121
          Accrual for Savings Association Insurance Fund
              Recapitalization                                                        --              128
          Holding Company Loss Carryforward                                           173             110
          Accumulated Amortization of Stock Compensation Plans                         19              32
          Other                                                                       --               24
                                                                                     ----            ----

          Deferred Tax Asset                                                          551             596
                                                                                     ----            ----

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================



NOTE 13 - INCOME TAXES (CONTINUED)

                                                                                                              September 30,
                                                                                                         -----------------------
                                                                                                         1997               1996
                                                                                                         ----               ----

    Deferred Tax Asset (Amount Brought Forward)                                                          $551               $596
                                                                                                         ----               ----

    Federal Home Loan Bank Stock (Income Tax Payable
         When Shares Received as Stock Dividends are Sold)                                                166                138
    Special Tax Bad Debt Deduction                                                                        160                121
    Real Estate and Equipment (Depreciation Method
         Differences)                                                                                       8                 10
    Book Value of CSV of Life Insurance in Excess of
         Tax Basis                                                                                         86                 70
    Other                                                                                                  45                --
                                                                                                         ----               ----

    Deferred Tax Liability                                                                                465                339
                                                                                                         ----               ----

    Net Deferred Income Tax Asset                                                                        $ 86               $257
                                                                                                         ====               ====


NOTE 14 - RELATED PARTY TRANSACTIONS

     The Bank has mortgage loans outstanding with various officers, directors and employees. Loans are granted at interest rates and fees which are 1% below the Bank's normal lending rate, but are above its cost of funds. All these loans require board approval and will be repaid with regular monthly payments in the ordinary course of business until the loans are paid off.

     Activity for the year is as follows:

                                                                                               (In Thousands)

                Balance at September 30, 1996                                                 $     966
                New Loans Made                                                                      301
                Payments Made                                                                      (327)
                                                                                                    ---

                    Balance at September 30, 1997                                                 $ 940
                                                                                                    ===

    The Company had deposits from various officers, directors, and employees totaling $699,283 and $458,165 as of September 30, 1997 and 1996,
    respectively.

    The Company's attorney and legal counsel serves on the Board of Directors of the Company and is paid approximately $160,000 annually for services rendered. The majority of these fees are reimbursed to the Bank as part of loan costs passed through to the Bank's customers. A member of the Board of the Directors of the Company is an insurance agent and presently assists in placing the Bank's insurance coverage. Another member of the Board provides appraisal services and is paid approximately $20,000 annually.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 15 - LOAN COMMITMENTS

     The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

     Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

     As of September 30, 1997, the Bank had fixed and adjustable rate loan commitments as follows:

                                                                    Fixed             Adjustable                Total
                                                                    -----             ----------                -----

                                                                             (In Thousands, Except Percents)
          First Mortgage Loans on
            One to Four Family Residential
            Property                                               $  974                $1,500                $2,474

          Commercial Loans                                           --                     145                   145
                                                                   ------                ------                ------

             Total Loan Commitments                                $  974                $1,645                $2,619
                                                                   ======                ======                ======

          Weighted Average Interest Rates                            9.12%                 7.84%                 8.32%
                                                                   ======                ======                ======

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================




NOTE 16 - INTEREST RATE RISK

    The Bank is engaged principally in providing first mortgage loans to individuals and commercial enterprises. At September 30, 1997, the Bank's assets consist of significant amounts that earn interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

    At September 30, 1997, the Bank had interest earning assets of approximately $94.9 million having a weighted average effective yield of 8.42% and with durations of up to 30 years, and interest bearing liabilities of approximately $80.7 million having a weighted average effective interest rate of 5.44% and with durations of up to 13 years. The shorter duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk because, in a rising rate environment, liabilities will be repriced faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

    At September 30, 1996, the Bank had interest earning assets of approximately $86.1 million having a weighted average effective yield of 8.26% and with durations of up to 30 years, and interest bearing liabilities of approximately $70.5 million having a weighted average effective interest rate of 5.19% and with durations up to 13 years.

NOTE 17 - RECONCILIATION OF NET INCOME AND RETAINED EARNINGS

     A reconciliation of the amounts reported to the Office of Thrift Supervision (OTS) for the Bank and amounts in these audited financial statements is as follows:

                                                               September 30,
                                                   -------------------------------------
                                                    1997           1996            1995
                                                   ------        -------          ------
                                                             (In Thousands)

     Net Income
        Per OTS Report                             $1,200         $  825         $  872
     Adjustments Made
        Federal Income Tax                            (17)          --               29
        Interest on Loans                            --             --                2
        Interest on Investments                      --             --                3
                                                   ------         ------         ------

                                                    1,183            825            906

     Net (Loss) Income of Holding
        Company After Eliminating Entries             (44)          (308)            55
                                                   ------         ------         ------

     Net Income Per Consolidated
        Statements of Income                       $1,139         $  517         $  961
                                                   ======         ======         ======

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================





NOTE 17 -   RECONCILIATION OF NET INCOME AND RETAINED EARNINGS
            (CONTINUED)

                                                                                        September 30,
                                                                        ------------------------------------------
                                                                           1997            1996               1995
                                                                        --------         --------           ------
                                                                                     (In Thousands)
     Retained Earnings
        Per OTS Report                                                  $ 7,009            $ 8,808         $ 7,987
     Adjustments Made
        Federal Income Tax                                              (    17)               --              --
                                                                        -------            -------           -----

                                                                          6,992              8,808           7,987
     Retained Earnings (Accumulated
        Deficit) of Holding Company
        After Eliminating Entries                                         1,860               (643)             55
                                                                        -------            -------           -----

     Retained Earnings Per Consolidated
        Statements of Financial
          Condition                                                     $ 8,852            $ 8,165         $ 8,042
                                                                        =======            =======         =======

NOTE 18 - REGULATORY CAPITAL REQUIREMENTS

     Regulations require savings banks to maintain capital at least sufficient to meet three separate requirements: (i) tangible capital equal to 1.5% of adjusted total assets, (ii) core capital equal to 3.0% of adjusted total assets and (iii) risk-based capital equal to 8.0% of risk-weighted assets.

     Any savings bank that is not in compliance with the new capital standards may have asset growth restrictions placed on them by the Office of Thrift Supervision (OTS). Additionally, OTS has the discretion to treat the failure of any savings bank to maintain capital at or above the minimum required level as an "unsafe and unsound practice" subject to a number of enforcement actions.

     At September 30, 1997, information with respect to the Bank's capital ratios is summarized as follows:

                                                                 Tangible               Core               Risk-Based
                                                                 Capital               Capital               Capital
                                                                 -------               -------               -------
                                                                                  (In Thousands)
     Capital Under Generally
        Accepted Accounting Principles                           $14,509               $14,509               $14,509

     Additional Capital Items:
        Allowance for Loan Losses                                   --                    --                     476
                                                                 -------               -------               -------

        Regulatory Capital                                        14,509                14,509                14,985

     Minimum Capital Requirement                                   1,285                 2,569                 4,929
                                                                 -------               -------               -------

     Capital in Excess of
        Minimum Requirement                                      $13,224               $11,940               $10,056
                                                                 =======               =======               =======

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================




NOTE 18 - REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

                                           Tangible               Core          Risk-Based
                                           Capital               Capital          Capital
                                           -------               -------          -------
                                                              (In Thousands)
     Regulatory Capital as a
       Percentage of Applicable
       Adjusted Total Assets               16.94%                16.94%            24.32%

     Minimum Capital as a
       Percentage                           1.50%                 3.00%             8.00%
                                           -----                 ------           ------

     Regulatory Capital as a
       Percentage of Applicable
       Adjusted Total Assets in
       Excess of Requirements              15.44%                13.94%            16.32%
                                           =====                 =====             =====

     The Company's management believes that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas where the Bank has most of it loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

NOTE 19 - DEPOSIT INSURANCE PREMIUM ASSESSMENT

     Deposits of the Savings Bank are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the deposit insurance fund that covers most commercial bank deposits, are statutorily required to be recapitalized to a ratio of 1.25% of insured reserve deposits.

     On September 30, 1996 a law was passed to recapitalize the SAIF with a one-time assessment of SAIF-insured institutions of $.657 for every $100 of assessable deposits. The assessment to the Bank was $374,511. This assessment was accrued at September 30, 1996 and was paid in November, 1996.

NOTE 20 - EARNINGS PER SHARE

     Primary earnings per share amount for the year ended September 30, 1997 is based upon the average outstanding shares of the Company reduced by the unreleased shares of the ESOP (see ESOP note).

     The average number of shares outstanding was 1,448,857 and 1,454,067 for the years ended September 30, 1997 and 1996, respectively. Also, since the Company converted to a stock savings bank as of June 27, 1995, the earnings per share calculation was pro rated based upon the number of days the stock was outstanding (95), compared to the full year. There was no material dilutive effect to the Company's stock compensation plans.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================



NOTE 21 - DIVIDENDS

     During the years ended September 30, 1997, 1996 and 1995, the Company declared dividends of $.30, $4.25 and $.0625 per common share, respectively. Of the 1996 amount, $4 per share was paid from funds retained by the Company in the conversion and was deemed by management to constitute a return of excess capital. Accordingly, the Company charged the return of capital dividend to additional paid-in capital. Management has obtained a Private Letter Ruling from the Internal Revenue Service which states that the Company's dividend payments in excess of accumulated earnings and profits are considered a tax-free return of capital for federal income tax purposes. As a result, management believes that approximately $4 of the 1996 fiscal year dividends constitute a tax-free return of capital.

NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

     The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at September 30, 1997:

          CASH AND CASH EQUIVALENTS: The carrying amounts presented in the consolidated statement of financial condition for cash and cash equivalents are deemed to approximate fair value.

          INVESTMENT AND MORTGAGE-BACKED SECURITIES: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

          LOANS RECEIVABLE: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

          FEDERAL HOME LOAN BANK STOCK: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 22 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

          DEPOSITS: The fair value of NOW accounts, passbook accounts, money market demand and escrow deposits is deemed to approximate the amount payable on demand. Fair values of fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for similar deposits.

          BORROWED FUNDS: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

          CASH SURRENDER VALUE OF LIFE INSURANCE: The carrying amount presented in the consolidated financial statements is deemed to approximate fair value.

     Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at September 30, 1997, are as follows:

                                                             Carrying                   Fair
                                                              Value                    Value
                                                              -----                    -----
                                                                       (In Thousands)
     Financial Assets
        Cash and Cash Equivalents                            $ 2,186                   $ 2,186
        Investment Securities                                  2,990                     2,984
        Mortgage-Backed Securities                               798                       798
        Loans Receivable                                      88,452                    91,350
        Stock in Federal Home Loan Bank                          785                       785
        Cash Surrender Value of Life Insurance                 1,114                     1,114
                                                             -------                   -------

                                                             $96,325                   $99,217
                                                             =======                   =======

     Financial Liabilities
        Deposits                                             $71,858                   $71,943
        Advances from FHLB and Other
           Borrowings                                          8,846                     8,818
        Advances from Borrowers
           for Taxes and Insurance                               229                       229
                                                             -------                   -------

                                                             $80,933                   $80,990
                                                             =======                   =======


NOTE 23 - REORGANIZATION AND CHANGE OF CORPORATE FORM

     In June, 1995, the Board of Directors of Fort Thomas Federal Savings and Loan Association (the "Association") adopted a Plan of Reorganization (the "Plan" or the "Reorganization") pursuant to which the Association proposed to reorganize into a stock company, Fort Thomas Financial Corporation (the "Company"). As part of the Plan, the Company organized Fort Thomas Savings Bank, FSB (the" Bank"), a federally-chartered savings bank, and transferred substantially all of its assets and liabilities to the Bank in exchange for all of the capital stock of the Bank to be outstanding upon consummation of the Reorganization. Concurrent with the Reorganization, the

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================




NOTE 23 - REORGANIZATION AND CHANGE OF CORPORATE FORM (CONTINUED)

     Company undertook an initial offering of its common stock. The Company's stock charter authorized 4,000,000 shares of $.01 par value common stock. The costs of issuing the common stock were deducted from the sale proceeds. The net proceeds from the offering were $13,738,000.

     Under Federal regulations, the Bank may not declare or pay a cash dividend on or repurchase any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below the amount required for the regulatory capital requirements of the OTS. In addition, banks that before and after proposed dividend distributions meet or exceed their fully phased-in capital requirements, may make capital distributions, with prior notice to the OTS, during any calendar year up to 100% of net income for the year plus 50% of the amounts in excess of their fully phased-in capital requirements as of the beginning of the calendar year. However, the OTS may impose greater restrictions if an Institution is deemed to be in need of more than normal supervision. The Bank currently exceeds its fully phased-in capital requirement and has not been notified of a need for more than normal supervision.

     The Reorganization was accounted for as a change in corporate form with the historic basis of Fort Thomas Federal Savings and Loan Association's assets, liabilities and equity unchanged as a result. Subsequent to the Reorganization, the existing rights of the Association's depositors upon liquidation as of the effective date were transferred to the Company and records will be maintained to ensure such rights receive statutory priority in the future.

NOTE 24 - CONDENSED FINANCIAL STATEMENTS OF FORT THOMAS FINANCIAL
          CORPORATION

     The following condensed financial statements summarize the financial position of Fort Thomas Financial Corporation as of September 30, 1997 and 1996, and the results of operations and cash flows for the years ended September 30, 1997, 1996 and 1995.

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 24 - CONDENSED FINANCIAL STATEMENTS OF FORT THOMAS FINANCIAL
          CORPORATION (CONTINUED)

                        FORT THOMAS FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                 (IN THOUSANDS)

                                                                                            September 30,
                                                                                   ----------------------------
                                                                                   1997                    1996
                                                                                   ----                    ----

                                        ASSETS
     ASSETS
          Cash and Cash Equivalents                                               $   725                 $   879
          Investment Securities
               Available for Sale - at Market Value                                   -                       494
          Mortgage-Backed Securities Available for Sale
               Available for Sale - at Market Value                                   799                     816
          Investment in Fort Thomas Savings Bank                                   10,428                   9,227
          Loan Receivable - ESOP                                                      658                     847
          Other Assets                                                                194                      90
                                                                                  -------                 -------

               TOTAL ASSETS                                                       $12,804                 $12,353
                                                                                  =======                 =======


                        FORT THOMAS FINANCIAL CORPORATION
                        STATEMENTS OF FINANCIAL CONDITION
                                 (IN THOUSANDS)

                                                                                            September 30,
                                                                                   ----------------------------
                                                                                   1997                    1996
                                                                                   ----                    ----


                        LIABILITIES AND STOCKHOLDERS' EQUITY

     LIABILITIES
          Borrowed Funds                                                          $   --                 $  2,300
          Other Liabilities                                                            424                    366
                                                                                  --------               --------

              TOTAL LIABILITIES                                                        424                  2,666
                                                                                  --------               --------

     STOCKHOLDERS' EQUITY
          Common Stock and Additional Paid-In Capital                               11,226                  8,610
          Retained Earnings                                                          1,154                  1,084
          Unrealized Loss on Investment Securities                                    --                       (7)
                                                                                  --------               --------

              TOTAL STOCKHOLDERS' EQUITY                                            12,380                  9,687
                                                                                  --------               --------

              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $ 12,804               $ 12,353
                                                                                  ========               ========

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================


NOTE 24 - CONDENSED FINANCIAL STATEMENTS OF FORT THOMAS FINANCIAL
          CORPORATION (CONTINUED)

                                                 FORT THOMAS FINANCIAL CORPORATION
                                                       STATEMENTS OF INCOME
                                                          (IN THOUSANDS)

                                                                                     Years Ended September 30,
                                                                           -----------------------------------------
                                                                            1997             1996              1995
                                                                           ------          -------           -------
     REVENUE
     Interest Income                                                       $  190           $  407           $  112
     Equity in Earnings of Fort Thomas
          Savings Bank                                                      1,183              825              902
                                                                           ------           ------           ------

          Total Revenue                                                     1,373            1,232            1,014

     GENERAL AND ADMINISTRATIVE EXPENSES                                      133              823               20
                                                                           ------           ------           ------

          Net Income Before Income Taxes                                    1,240              409              994

      Federal Income Tax (Benefit) Expense                                   (101)             108               33
                                                                           ------           ------           ------

          Net Income Before Dividend Income                                 1,139              517              961

      Dividend Income From Fort Thomas
          Savings Bank                                                      3,000             --               --
                                                                           ------           ------           ------

          NET INCOME                                                       $4,139           $  517           $  961
                                                                           ======           ======           ======


                                                 FORT THOMAS FINANCIAL CORPORATION
                                                     STATEMENTS OF CASH FLOWS
                                                          (IN THOUSANDS)

                                                                                                 Years Ended September 30,
                                                                                   -------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                                                  1997                 1996              1995
                                                                                      ----                 ----              ----
Net Income Before Dividend Income                                                   $ 1,139             $   517             $   961
Reconciliation of Net Income with
     Cash Flows from Operations:
          Undistributed Earnings of Consolidated
            Subsidiary                                                               (1,183)               (825)               (902)
          Deferred Federal Income Tax                                                   (89)                (84)               --
          Amortization of Stock Compensation Plans                                      145                  94                --
          Shares Released to ESOP                                                       128                 563                  10
          Changes In
            Accrued Interest Receivable                                                 (15)                 23                 (28)
            Accrued Interest Payable                                                    (22)                 22                --
            Accrued Federal Income Tax Liability                                        (97)               (108)                 34
            Other Liabilities                                                            91                 354                  16
                                                                                    -------             -------             -------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                                97                 556                  91
                                                                                    -------             -------             -------

                                FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
================================================================================



NOTE 24 - CONDENSED FINANCIAL STATEMENTS OF FORT THOMAS FINANCIAL
          CORPORATION (CONTINUED)


CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from Repayment of Loan to ESOP                                              127                 40               --
     Purchase of Investment Securities                                                   --                 --               (1,997)
     Investment in Fort Thomas Savings Bank                                              --                 --               (7,500)
     Purchase of Mortgage-Backed Securities                                              --                 --                 (972)
     Maturity of Investment Securities                                                    494              1,503               --
     Principal Received on Mortgage-Backed Securities                                     (17)               156               --
                                                                                     --------           --------           --------

     NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                     604              1,699            (10,469)
                                                                                     --------           --------           --------

CASH FLOWS FROM FINANCING ACTIVITIES
     Net Proceeds of Sale of Stock                                                       --                 --               13,738
     Dividends Paid                                                                      (452)            (6,163)              --
     Dividends Received                                                                 3,000               --                 --
     Common Stock Shares Purchased for MRP Trust                                         --                 (873)              --
     Treasury Stock Purchased                                                          (1,103)              --                 --
     Repayment of Borrowings                                                           (2,300)              --                 --
     Proceeds from Borrowings                                                            --                2,300               --
                                                                                     --------           --------           --------

     NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                                    (855)            (4,736)            13,738
                                                                                     --------           --------           --------

     CHANGES IN CASH AND CASH EQUIVALENTS                                                (154)            (2,481)             3,360

     CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                       879              3,360               --
                                                                                     --------           --------           --------

          CASH AND CASH EQUIVALENTS, END OF PERIOD                                   $    725           $    879           $  3,360
                                                                                     ========           ========           ========


NOTE 25 - STOCK OPTION PLAN

     The Company applies APB Opinion No. 25 in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for this plan been determined based on the fair value at the grant date for awards using SFAS No. 123, the Company's net income and earnings per share (EPS) for the year ended September 30, 1996 for would have been reduced to the proforma amounts indicated below. This SFAS would have no effect on the years ending September 30, 1997 or 1995:

                                                                                      Net Income                  Eps
                                                                                      ----------                  ---
     As Reported - 1996                                                                 $517,000                  $ .35
     Proforma - 1996                                                                    $452,000                  $ .31

     Assumptions used in determined fair value of the stock options include a dividend yield of 3%, expected volatility of 20%, a risk free interest rate of 6% and expected lives of ten years. No stock has been exercised or forfeited. The fair value of options issued in 1996 was $ .92.

STOCK INFORMATION
-------------------------------------------------------------------------------=



        The Conversion was completed effective June 27, 1995. In connection with the Conversion, the Company issued 1,573,775 shares of common stock to certain depositors and borrowers of the Savings Bank, an employee benefit plan of the Company and certain other depositors and borrowers.

        At December 23, 1997, the Company had 1,478,466 shares of common stock outstanding which were held by approximately 680 stockholders. Such figure does not reflect the number of beneficial owners of common stock.

        The Company's common stock is quoted on the Nasdaq SmallCap Market under the symbol "FTSB." The high and low bid quotations for the common stock for each of the quarters in fiscal 1996 and 1997 as well as cash dividends declared during these periods were:

                                                  Quotations                                      Dividends
                                  ----------------------------------------     ---------------------------------------------

                                       High Bid               Low Bid                Amount                Payment Date
                                  ----------------     -------------------     ----------------     ------------------------

December 31, 1995                           $12.25                  $11.25             $ .0625                January 16, 1996
March 31, 1996                               14.50                   11.75               .0625                  April 16, 1996
June 30, 1996                                17.75                   13.00               .0625                   July 15, 1996
September 30, 1996                           18.00                   13.25                4.00                 August 22, 1996
December 31, 1996                            15.00                   13.13               .0625                January 16, 1997
March 31, 1997                               14.31                   10.75               .0625                  April 16, 1997
June 30, 1997                                11.63                    9.25               .0625                   July 15, 1997
September 30, 1997                           13.13                   10.38               .1125                October 14, 1997



        The bid prices of the Company's common stock reflect inter-dealer quotations and do not include markups, markdowns or commissions and may not necessarily represent actual transactions.

FORT THOMAS FINANCIAL CORPORATION
FORT THOMAS SAVINGS BANK, F.S.B.
--------------------------------------------------------------------------------


DIRECTORS                                           OFFICERS

LARRY N. HATFIELD                                   LARRY N. HATFIELD
Director, President and                             Director, President and
Chief Executive Officer                             Chief Executive Officer

ROBERT L. GRIMM                                     J. MICHAEL LONNEMANN
Chairman of the Board                               Vice President and Secretary

HAROLD A. LUERSEN
Managing Partner
Luersen & Luersen
Fort Thomas, Kentucky

DON J. BECKMEYER
President
Beckmeyer Insurance Agency, Inc.
Newport, Kentucky

J. STEVEN MCLANE
President
Disney-McLane, Inc.
Cincinnati, Ohio


BANKING LOCATIONS
--------------------------------------------------------------------------------


MAIN OFFICE:

25 North Fort Thomas Avenue
Fort Thomas, Kentucky


BRANCH OFFICE:

7612 Alexandria Pike
Alexandria, Kentucky

STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------

         Fort Thomas Financial Corporation is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, Fort Thomas Savings Bank, F.S.B. The Savings Bank is a federally-chartered, SAIF-insured savings institution operating through its two full-service offices. The Company's headquarters is located at 25 North Fort Thomas Avenue, Fort Thomas, Kentucky 41075.

TRANSFER AGENT/REGISTRAR:

         The Fifth Third Bank
         38 Fountain Square Plaza
         Cincinnati, Ohio  45263

INDEPENDENT AUDITORS:

         VonLehman & Company, Inc.
         250 Grandview Drive
         Fort Mitchell, Kentucky  41017

SPECIAL LEGAL COUNSEL:

         Elias, Matz, Tiernan & Herrick L.L.P.
         734 15th Street, N.W.
         Washington, D.C.  20005

STOCKHOLDER REQUESTS:

         Requests for annual reports, quarterly reports and related stockholder literature should be directed to Secretary, Fort Thomas Financial Corporation, 25 North Fort Thomas Avenue, Fort Thomas, Kentucky 41075.

         Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, The Fifth Third Bank.